Exhibit 99.20

BLACK MAMMOTH METALS CORPORATION

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

BLACK MAMMOTH METALS CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	As at June 30 2025	As at December 31, 2024

ASSETS

Current Assets
Cash	$2,912,925	$3,399,917
Commodity tax recoverable	6,135	3,682
Prepaids (Note 10)	84,929	9,132
	3,003,989	3,412,731

Mineral advances (Note 8)	121,920	158,762
Reclamation bond (Note 5)	69,543	53,490
Equipment (Note 6)	26,914	31,663
Exploration and Evaluation Assets (Note 8)	5,939,253	3,443,990

Total Assets	$9,161,619	$7,100,636

LIABILITIES

Current Liability
Accounts payable and accrued liabilities	$114,302	$78,227

Due to related parties (Notes 10 and 14)	82,077	234,809

Total Liabilities	196,379	313,036

EQUITY

Share Capital (Note 9)	21,528,743	19,148,949
Reserves (Note 9)	2,474,428	2,310,967
Accumulated Deficit	(15,037,931)	(14,672,316)

Total Equity	8,965,240	6,787,600

Total Liabilities and Equity	$9,161,619	$7,100,636

Nature of operations and going concern (Note 1)

Subsequent events (Note 16)

Approved on behalf of the Board of Directors:

“Mark Abrams”	“Dustin Henderson”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BLACK MAMMOTH METALS CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND

COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2025	2024	2025	2024

Operating Expenses

Depreciation (Note 6)	$2,374	$2,794	$4,749	$4,449

Foreign exchange loss	52,747	18,404	68,023	19,865

Interest, penalties and bank charges (Note 10)	697	2,664	2,353	6,219

Loss on debt settlements (Note 10)	-	-	-	12,400

Management fees (Note 10)	8,720	36,437	18,644	37,937

Office administration and other	3,611	9,319	8,097	12,010

Professional fees	34,051	14,473	40,594	26,664

Property investigations	23,755	19,126	23,755	24,580

Share-based compensation (Notes 9 and 10)	73,515	48,783	167,185	59,102

Shareholder communications	4,825	1,388	12,887	2,790

Transfer agent and regulatory fees	4,546	23,636	15,275	42,839

Travel and entertainment	1,376	9,856	4,053	10,647

Net Loss and Comprehensive Loss for the Period	$(210,217)	$(186,880)	$(365,615)	$(259,502)

Basic and Diluted Loss Per Share	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Weighted Average Number of Shares Outstanding, Basic and Diluted	35,503,615	25,065,227	34,049,310	21,569,574

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BLACK MAMMOTH METALS CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	SHARE CAPITAL		RESERVES
	SHARES	AMOUNT	EQUITY SETTLED SHARE-BASED PAYMENTS	WARRANTS	SUBSCRIPTION RECEIVED IN ADVANCE	ACUMULATED DEFICIT	EQUITY
Balance, December 31, 2023	15,876,871	$12,404,074	$1,211,429	$803,643	$40,000	$(14,085,721)	$373,425

Private placement	10,100,000	3,340,000	-	-	(40,000)	-	3,300,000
Share issued for debt	1,240,000	161,200	-	-	-	-	161,200
Exercise of options	94,500	28,225	(8,380)				19,845
Exercise of warrants	635,000	95,250	-	-	-	-	95,250
Share-based compensation	-	-	59,102	-	-	-	59,102
Net loss and comprehensive loss for the period	-	-	-	-	-	(259,502)	(259,502)

Balance, June 30, 2024	27,946,371	16,028,749	1,262,151	803,643	-	(14,345,223)	3,749,320

Private placements	4,600,000	3,220,000	-	-	-	-	3,220,000
Share issuance cost – cash	-	(50,400)	-	-	-	-	(50,400)
Share issuance cost – finder’s warrants	-	(49,400)	-	49,400	-	-	-
Share-based compensation	-	-	195,773	-	-	-	195,773
Net loss and comprehensive loss for the period	-	-	-	-	-	(327,093)	(327,093)

Balance, December 31, 2024	32,546,371	19,148,949	1,457,924	853,043	-	(14,672,316)	6,787,600

Exercise of options	42,000	12,544	(3,724)	-	-	-	8,820
Exercise of warrants	4,867,500	2,367,250	-	-	-	-	2,367,250
Share-based compensation	-	-	167,185	-	-	-	167,185
Net loss and comprehensive loss for the period	-	-	-	-	-	(365,615)	(365,615)

Balance, June 30, 2025	37,455,871	$21,528,743	$1,621,385	$853,043	$-	$(15,037,931)	$8,965,240

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BLACK MAMMOTH METALS CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

FOR THE SIX MONTHS ENDED JUNE 30,	2025	2024

Cash Flows (Used In) Provided By:

Operating Activities
Net loss for the period	$(365,615)	$(259,502)
Adjustments for:
Depreciation	4,749	4,449
Foreign exchange – reclamation bond	3,623	-
Foreign exchange – due to related parties	426	19,865
Loss on debt settlements	-	12,400
Accretion of interest	-	5,517
Share-based compensation	167,185	59,102
Changes in non-cash working capital accounts:
Commodity tax recoverable	(2,453)	(4,249)
Prepaid	(75,797)	(8,267)
Accounts payable and accrued liabilities	(39,489)	(4,218)
Due to related parties	(18,275)	(254,432)
Long-term payables	-	(783)
	(325,646)	(430,118)

Investing Activities
Exploration and evaluation expenditures	(2,517,740)	(1,601,134)
Reclamation bond	(19,676)	-
Equipment	-	(37,250)
	(2,537,416)	(1,638,384)

Financing Activities
Proceeds from private placements	-	3,300,000
Proceeds from exercise of warrants	2,367,250	19,845
Proceeds from exercise of options	8,820	95,250
Repayment of loan payable	-	(40,000)
	2,376,070	3,375,095

Change in Cash	(486,992)	1,306,593

Cash, Beginning of Period	3,399,917	41,800

Cash, End of Period	$2,912,925	$1,348,393

Supplemental Cash Flow Information:
Accounts payable included in exploration and evaluation assets	$75,564	$-
Due to related parties included in exploration and evaluation assets	$82,077	$95,784
Fair value of options exercised	$3,724	$8,380
Shares issued on settlement of debt	$-	$161,200

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

1.	NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated on August 17, 2004 in British Columbia, Canada and began active operations on that date.

The Company is a natural resource company engaged in the acquisition and exploration of resource properties in Idaho, Nevada, California, Utah, Arizona, New Mexico, and Oregon. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently, the Company considers itself to be an exploration stage company. The Company is listed on the TSX Venture Exchange, having a symbol BMM.V.

The address of the Company’s corporate office and principal place of business is Suite 1710 – 1177 West Hastings Street, Vancouver, British Columbia, Canada.

The Company’s condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company had a net loss of $365,615 for the period ended June 30, 2025 and, as of that date, had an accumulated deficit of $15,037,931.

Management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive or raise additional debt and/or equity capital. Management intends to continue to raise additional funding in the form of equity financing from the sale of common stock to improve the working capital position, but there is no assurance that the Company will be successful in achieving this goal. These factors may cast significant doubt on the use of the going concern basis of accounting used in the preparation of these consolidated financial statements. These condensed interim consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue in business, and these adjustments may be material.

2.	BASIS OF PRESENTATION

a)	Statement of Compliance

These condensed interim consolidated financial statements including comparatives have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting.

The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on August 29, 2025.

b)	Principles of Consolidation

The condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as follows:

Name of Subsidiary	Country of Incorporation	Ownership interest at June 30, 2025	Ownership interest at December 31, 2024
Black Mammoth Gold Corporation	United States	100%	100%
Antelope Creek Gold Corporation	United States	100%	100%
IDA Mining Corporation	United States	100%	100%

On February 5, 2024, the Company completed the acquisition of IDA Mining Corporation (“IDA Mining”), a company incorporated under the laws of the States of Nevada, USA, by entering into a share purchase agreement to acquire all of the issued and outstanding shares of IDA Mining. IDA Mining holds an option to acquire a 100% interest in the American Mine property located in San Bernardino County, California (Note 7).

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

2.	BASIS OF PRESENTATION (Continued)

b)	Principles of Consolidation (Continued)

As at June 30, 2025, the principal activity of the Company’s subsidiaries was that of holding companies. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity as to obtain benefits from its activities. Intercompany transactions and balances are eliminated on consolidation.

c)	Basis of Measurement

The condensed interim consolidated financial statements have been prepared on a historical cost basis in Canadian dollars, which is the Company’s and its subsidiaries’ functional currency.

3.	USE OF ESTIMATES AND JUDGMENTS

The preparation of condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, revenue and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting year that could result in a material adjustment of the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical accounting judgments:

i)	Impairment of exploration and evaluation assets

Assets or cash-generating units are evaluated at each reporting date to determine whether there are any indications of impairment. The Company considers both internal and external sources of information when making the assessment of whether there are indications of impairment for the Company’s exploration and evaluation assets.

ii)	Going Concern

The Company’s assessment of its ability to raise sufficient funds to finance operations involves significant judgments. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

3.	USE OF ESTIMATES AND JUDGMENTS (Continued)

Critical accounting estimates:

i)	Economic recoverability and probability of future benefits of exploration and evaluation costs

The carrying value of exploration and evaluation assets and the likelihood of future economic recoverability of these carrying values is subject to significant management estimates. The application of the Company’s accounting policy for and determination of recoverability of capitalized assets is based on assumptions about future events or circumstances. New information may change estimates and assumptions made. If information becomes available indicating that recovery of expenditures is unlikely, the amounts capitalized are impaired and recognized as a loss in the period that the new information becomes available. A change in estimate could result in the carrying amount of capitalized assets being materially different from their presented carrying costs.

ii)	Recognition of deferred income tax assets

Management is required to assess the recoverability of deferred income tax assets, which arise from the differences between the carrying amount of assets and liabilities and their tax bases in accordance with IAS 12 Income Taxes, to the extent that it is probable future taxable profits will be available against which the temporary differences can be utilized.

4.	MATERIAL ACCOUNTING POLICY INFORMATION

Translation of Foreign Currencies

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Company. The functional currency for all entities within the Company is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting year, the monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the statement of financial position date while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are reflected in profit or loss for the year.

Financial Instruments

Financial instruments consist of financial assets and financial liabilities and are initially recognized at fair value along with, in the case of a financial asset or liability not at fair value through profit and loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or liability. Transaction costs of financial assets and financial liabilities carried at fair value through profit or loss are expensed in profit and loss.

The Company classifies its financial assets and financial liabilities in the following measurement categories:

i)	those to be measured subsequently at fair value (either through other comprehensive income or through profit or loss); and
ii)	those to be measured at amortized cost.

The Company’s financial assets and liabilities are recorded and measured as follows:

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

4.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Financial Instruments (Continued)

Financial assets

The classification of financial assets depends on the business model for managing the financial assets and the contractual terms of the cash flows. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at amortized cost using the effective interest method. All other financial assets are measured at their fair values at the consolidated statement of financial position date, with any changes taken through profit and loss or other comprehensive income.

The Company has classified its financial assets as follows:

•	Cash is measured at fair value with changes to fair value subsequent to initial recognition being recorded in profit or loss for the period in which they occur.
•	Reclamation bond is measured at amortized cost using the effective interest rate method. Interest income, where material, is recorded in profit or loss.

Impairment of financial assets

The Company assesses all information available, including on a forward-looking basis, the expected credit losses associated with its assets carried at amortized cost.

Financial liabilities

Financial liabilities are classified as those to be measured at amortized cost unless they are designated as those to be measured subsequently at fair value through profit or loss (irrevocable election at the time of recognition). Any fair value changes due to credit risk for liabilities designated at fair value through profit and loss are recorded in other comprehensive income.

The Company’s financial liabilities include accounts payable and accrued liabilities, loan payable, long-term payables and amounts due to related parties which are measured at amortized cost using the effective interest rate method. Interest expense, where material, is recorded in profit or loss.

The Company derecognizes a financial liability when the liability is extinguished by way of discharge, cancellation or expiry. There were no changes to the classification of financial instruments in the period ended June 30, 2025.

Exploration and Evaluation Assets

Upon acquiring the legal right to explore a property, costs related to the acquisition, exploration and evaluation are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related exploration and evaluation assets are reclassified as mining assets and amortized using the unit of production method. An exploration and evaluation asset is reviewed for impairment whenever events or circumstances indicate that its carrying value may not be recoverable.

Any option payments received by the Company from third parties or tax credits refunded to the Company are credited to the capitalized cost of the exploration and evaluation assets. If payments received exceed the capitalized cost of the exploration and evaluation assets, the excess is recognized as income in the year received. The amounts shown for exploration and evaluation assets do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

4.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Impairment of Non-Current Assets

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs. The recoverable amount is the higher of fair value less costs to sell and the asset’s value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the year.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Decommissioning and Restoration Provision

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of exploration and evaluation assets and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to mining assets along with a corresponding increase in the rehabilitation provision in the year incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The rehabilitation asset is depreciated on the same basis as mining assets.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mining assets with a corresponding entry to the provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates. Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit and loss for the year.

At June 30, 2025, the Company had a $Nil (2024 - $Nil) decommissioning and restoration provision.

Equipment

Equipment is recorded at cost and depreciated using the declining balance method at the following rates per annum.

Equipment   30% per annum

Equipment that is withdrawn from use, or has no reasonable prospect of being recovered through use or sale, is regularly identified and written off. The assets’ residual values, depreciation methods and useful lives are reviewed, and adjusted if appropriate, at each reporting date.

Subsequent expenditures relating to an item of equipment are capitalized when it is probable that future economic benefits from the use the assets will be increased. All other subsequent expenditures are recognized as repairs and maintenance.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

4.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Income Taxes

Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded by providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting or taxable loss; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the consolidated statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Share Issue Costs

Costs directly identifiable with the raising of capital are charged against the related share capital. Costs related to shares not yet issued are recorded as deferred financing costs and are deferred until the issuance of the shares to which the costs relate, at which time the costs will be charged against the related share capital or charged to operations if the shares are not issued.

Flow-through Shares

Canadian Income Tax legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. The Company accounts for flow-through shares whereby the premium paid for the flow through shares in excess of the market value of the shares without flow-through features at the time of issue is credited to other liabilities and included in profit or loss at the same time the qualifying expenditures are made.

Earnings Per Share

The Company presents basic and diluted earnings (loss) per share for its common shares. Basic earnings (loss) per share is calculated by dividing the income attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated using the treasury stock method which considers the potential exercise of outstanding financial instruments with equity purchase or conversion features. Diluted earnings per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

Valuation of Equity Units Issued in Private Placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the most easily measured component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in a private placement is determined to be the more easily measurable component and are valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as reserves.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

4.	MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Equity-based Compensation

The Company grants stock options and warrants to acquire common shares of the Company to directors, officers, employees and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee.

The fair value of stock options and compensatory warrants are measured on the date of grant, using the Black-Scholes option pricing model, and is recognized over the vesting period. Consideration paid for the shares on the exercise of stock options is credited to share capital.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

Government Assistance

Government assistance from the Canada Emergency Business Account (“CEBA”) loans under federal COVID-19 response programs are recorded as a liability. Any forgivable portion of the assistance is not recorded as a gain until there is reasonable assurance that it will not be repayable.

New accounting standards

An amendment to IAS 1, Presentation of Financial Statements replaced the requirement to disclose “significant” accounting policies with a requirement to disclose “material” accounting policies. This amendment was effective January 1, 2023. Any other pronouncements are either not relevant to the Company or the impact of adopting them on its financial statements was not significant.

5.	RECLAMATION BOND

The Company has provided a USD$27,770 reclamation bond to the Division of Minerals in the state of Nevada as security against future reclamation on the Company’s mineral properties since abandoned. During the year ended December 31, 2019, USD$16,945 of the bond was returned to the Company for the portion of the restoration that has received final regulatory approval.

As at June 30, 2025, the carrying value of the reclamation bond was $14,807 (December 31, 2024 - $15,569). The bond is classified as a long-term asset as it will not be recovered until the Division of Minerals approves restoration work that was completed during 2018.

During the year ended December 31, 2024, the Company provided a USD$26,004 reclamation bond to the Division of Minerals in the state of Nevada as security against future reclamation for operations on the Company’s Happy Cat Property (Note 8). As at June 30, 2025 the carrying value of the reclamation bond was $35,572 (December 31, 2024 - $37,921).

During the period ended June 30, 2025, the Company provided a USD$13,649 reclamation bond to the Division of Minerals in the state of Nevada as security against future reclamation for operations on the Company’s Callaghan Property (Note 8). As at June 30, 2025 the carrying value of the reclamation bond was $18,671 (December 31, 2024 - $Nil).

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

6.	EQUIPMENT

Equipment

Cost

Balance, December 31, 2023	$ 16,551
Additions	37,250

Balance, December 31, 2024 and June 30, 2025	$ 53,801

Accumulated deprecation

Balance, December 31, 2023	$ 14,896
Additions	7,242

Balance, December 31, 2024	22,138
Additions	4,749

Balance, June 30, 2025	$ 26,887

Carrying amounts

Balance, December 31, 2024	$ 31,663

Balance, June 30 2025	$ 26,914

7.	ACQUISTION OF IDA MINING CORPORATION

On January 18, 2024, the Company completed a share purchase agreement with the CEO and a director of the Company to acquire all of the issued and outstanding common shares of IDA Mining in consideration of the assignment and assumption of approximately USD$150,000 (CAD$188,029) in property costs incurred in connection with underlying option agreement. The Company will also incur an interest expense on the costs going forward at 9% per annum. During the year ended December 31, 2024, the Company recorded interest of $5,517. The balance was paid during the year ended December 31, 2024.

The transaction did not constitute a business combination, as IDA Mining did not meet the definition of a business under IFRS 3 – Business Combinations. As a result, the acquisition of IDA Mining was accounted for as an asset acquisition, whereby the purchase price was allocated to the identifiable assets and liabilities of the Company based on their relative fair values at the date of purchase. The net assets acquired pursuant to the acquisition were as follows:

Total Purchase Price:
Liabilities and expenses assigned and assumed	$188,029
Net assets acquired:
Exploration and evaluation assets	$188,029

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

8.	EXPLORATION AND EVALUATION ASSETS

	Blanco Creek, Central Idaho	Leadore, Idaho	Christmas, Idaho	Barbara Mine, Oregon	Happy Cat Gold, Central Nevada	Quito Gold, Nevada	Amador, Nevada	Water Canyon, Nevada

Acquisition costs, December 31, 2023	$156,131	$-	$-	$-	$174,242	$-	$-	$-
Additions – cash	23,353	54,831	17,815	41,112	54,149	128,993	203,879	67,809
Acquisition of IDA Mining (Note 7)	-	-	-	-	-	-	-	-

Acquisition costs, December 31, 2024	179,484	54,831	17,815	41,112	228,391	128,993	203,879	67,809
Additions – cash	-	47,230	59,919	-	313	176,232	13,346	-
Cost recovery	-	-	-	-	-	-	-	-

Acquisition costs, June 30, 2025	179,484	102,061	77,734	41,112	228,704	305,225	217,225	67,809

Exploration costs, December 31, 2023	214,751	-	-	-	502,216	-	-	-

Incurred during the year:
Assays	-	27,378	-	-	-	-	-	599
Consulting (Note 10)	-	64,438	110,470	-	20,920	26,295	617	9,432
Field work	39	-	-	-	-	12,213	-	-
Travel	-	-	-	-	2,983	1,485	-	-

Exploration costs, December 31, 2024	214,790	91,816	110,470	-	526,119	39,993	617	10,031

Incurred during the period:
Assays	-	17,653	-	-	125,498	-	-	-
Consulting (Note 10)	-	61,692	-	-	40,109	250	1,438	-
Drilling	-	-	-	-	401,980	-	-	-
Field work	-	-	-	-	-	1,692	-	-
Travel	-	-	-	-	26,576	-	-	-

Exploration costs, June 30, 2025	214,790	171,161	110,470	-	1,120,282	41,935	2,055	10,031

Total Exploration and Evaluation Assets, as at June 30, 2025	$394,274	$273,222	$188,204	$41,112	$1,348,986	$347,160	$219,280	$77,840

Additional properties continued on the next page.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

	Drum, Utah	Diamond Jim, Nevada	Adelaide Crown, Nevada	Callaghan, Nevada	Raven, Nevada	Callaghan North and Charlie, Nevada	East Reveille, Nevada	Coleman Canyon, Nevada

Acquisition costs, December 31, 2023	$-	$-	$-	$-	$-	$-	$-	$-
Additions – cash	47,964	40,525	7,400	80,183	44,579	36,367	102,779	104,688
Acquisition of IDA Mining (Note 7)	-	-	-	-	-	-	-	-

Acquisition costs, December 31, 2024	47,964	40,525	7,400	80,183	44,579	36,367	102,779	104,688
Additions – cash	3,707	29,747	14,099	14,099	-	7,049	-	217
Cost recovery	-	-	-	-	-	-	-	(46,631)

Acquisition costs, June 30, 2025	51,671	70,272	21,499	94,282	44,579	43,416	102,779	58,274

Exploration costs, December 31, 2023	-	-	-	-	-	-	-	-

Incurred during the year:
Assays	-	-	-	11,651	-	599	-	599
Consulting (Note 10)	-	-	-	24,019	-	876	8,061	57,304
Field work	-	-	-	825	-	-	-	1,028
Travel	-	-	-	297	-	-	-	-

Exploration costs, December 31, 2024	-	-	-	36,792	-	1,475	8,061	58,931

Incurred during the period:
Assays	-	-	-	95,621	-	-	-	-
Consulting (Note 10)	144	-	-	41,678	-	228	-	7,166
Drilling	-	-	-	745,082	-	-	-	-
Field work	-	-	371	9,742	-		-	7,049
Travel	-	-	-	3,003	-	-	-	-

Exploration costs, June 30, 2025	144	-	371	931,918	-	1,703	8,061	73,146

Total Exploration and Evaluation Assets, as at June 30, 2025	$51,815	$70,272	$21,870	$1,026,200	$44,579	$45,119	$110,840	$131,420

Additional properties continued on the next page.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

	St. Elmo, Nevada	Clover, Nevada	West Reveille, Nevada	Coal Canyon, Nevada	America Mine, California	Other Properties Staking	Total

Acquisition costs, December 31, 2023	$-	$-	$-	$-	$-	$-	$330,373
Additions – cash	16,456	6,594	-	-	697,407	-	1,776,883
Acquisition of IDA Mining (Note 7)	-	-	-	-	188,029	-	188,029

Acquisition costs, December 31, 2024	16,456	6,594	-	-	885,436	-	2,295,285
Additions – cash	7,049	70,893	98,191	21,148	-	366,645	929,884
Cost recovery	-	-	-	-	-	-	(46,631)

Acquisition costs, June 30, 2025	23,505	77,487	98,191	21,148	885,436	366,645	3,178,538

Exploration costs, December 31, 2023	-	-	-	-	-	-	716,967

Incurred during the year:
Assays	-	-	-	-	-	-	40,826
Consulting (Note 10)	3,337	-	-	-	35,794	-	361,563
Field work	-	-	-	-	10,479	-	24,584
Travel	-	-	-	-	-	-	4,765

Exploration costs, December 31, 2024	3,337	-	-	-	46,273	-	1,148,705

Incurred during the period:
Assays	-	-	-	-	-	-	238,772
Consulting (Note 10)	529	-	-	-	15,644	1,128	170,006
Drilling	-	-	-	-	-	-	1,147,062
Field work	-	-	-	-	3,317	4,249	26,420
Travel	171	-	-	-	-	-	29,750

Exploration costs, June 30, 2025	4,037	-	-	-	65,234	5,377	2,760,715

Total Exploration and Evaluation Assets, as at June 30, 2025	$27,542	$77,487	$98,191	$21,148	$950,670	$372,022	$5,939,253

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

a)	Blanco Creek Property, Central Idaho, USA

During the year ended December 31, 2017, the Company’s subsidiary, Black Mammoth Gold Corporation (“Black Mammoth Gold”), entered into an assignment and assumption agreement (the “Agreement”) with IDA Gold Corporation (“IDA”) pursuant to which IDA has assigned, and Black Mammoth Gold has assumed, all of the rights and obligations of the lessee under a long-term lease of the Blanco Creek mineral property located in central Idaho. The lease is subject to an underlying two percent (2%) production royalty in favour of the landlord and a one percent (1%) production royalty in favour of IDA. The Company will be responsible for all costs of maintaining the property going forward.

Lease Terms (in United States Dollars “USD$”):

The lease term is approximately 20 years (due date is October 14, 2036) and is renewable for up to an additional 40 years (60 years in total).

Advance Royalty Payment	Payable On or Before

$6,000	Paid

$8,000	Each June 1 thereafter (2017- 2024 paid) (1)(2)

(1)

The Company has not been able to contact a claimant entitled to receive USD$1,000 of this amount since 2020. Accordingly, USD$5,000 is being held on the claimant’s behalf until such time as the funds can be disbursed appropriately.

(2)	During the period ended June 30, 2025, USD$2,000 (December 31, 2024 - USD$2,000) was held by the Company on behalf of a deceased claimant until funds can be disbursed appropriately.

Provided all payments are current the Company may at any time during the life of the Agreement purchase the property for $3,000,000 from the landlord. In the alternative, and provided that all payments are current, the Company may at any time during the life of the Agreement purchase each 1% of the Production Royalty in favour of the landlord for $1,500,000. All royalty payments shall be credited against the purchase price for the Production Royalty and the Property, respectively, and any amount paid for the purchase of the Production Royalty shall be credited against the purchase price of the Property.

If the Company elects to purchase the property it will still be subject to the 1% production royalty in favour of IDA.

The Agreement is considered a related party transaction as the Company and IDA have two directors in common.

b)	Happy Cat Gold Property, Central Nevada, USA

During the year ended December 31, 2020, the Company’s subsidiary, Antelope Creek Gold Corporation (“Antelope Creek Gold”), entered into an assignment and assumption agreement (the “Agreement”) with IDA pursuant to which IDA has assigned, and Antelope Creek Gold has assumed, all of the rights and obligations of the Happy Cat Gold Property located in central Nevada.

The Company will reimburse IDA for property related costs incurred totalling USD$60,000 payable on or before April 30, 2024 (see Note 10). An extension agreement with IDA was amended and amount payable has been deferred to October 1, 2026 (see Note 14).

The property is subject to a 2.75% NSR in favour of IDA.

The Agreement is considered a related party transaction as the Company and IDA have two directors in common.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

c) Quito Gold Property, Central Nevada, USA

On March 28, 2024, the Company entered into an option agreement between its wholly owned subsidiary, Antelope Creek Gold, and Nevada Select Royalty Inc. (“Nevada Select”) to acquire 100% interest in the Quito Gold Property located in central Nevada for consideration of USD$900,000 over 4 years as follows:

Payment	Payable On or Before

USD$35,000	Upon execution of the agreement (paid)

USD$25,000	Upon receipt of drilling permit

USD$125,000	March 28, 2025 (paid)

USD$200,000	March 28, 2026

USD$250,000	March 28, 2027

USD$265,000	March 28, 2028

Additionally, Antelope Creek Gold will assume the property’s annual BLM and county fees.

Upon completion of the option payments, the Company will be subjected to a USD$35,000 annual advance minimum royalty and 2.5% NSR.

d)	America Mine Property, California, USA

On February 5, 2024, the Company acquired the option to acquire a 100% interest in the America Mine property located in San Bernardino County, California through the completion of the share purchase agreement of IDA Mining (see Note 7).

Pursuant to the underlying option agreement, the Company must make payments as follows:

Payment	Payable On or Before

USD$11,501	Upon execution of the agreement (paid)

USD$95,000	45 days from the date of execution (paid)

USD$500,000	August 31, 2024 (paid)

USD$500,000	November 7, 2025(i)

 (i) extended from August 31, 2025 to November 7, 2025

Additionally, IDA Mining will assume the property’s annual fees of approximately USD$12,000, which includes all BLM and county fees. There are no royalties, work commitment amounts, finder’s fees or share compensation in connection with either the option agreement or the transaction.

e)	Amador Properties, Arizona and Nevada, USA

On March 27, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire 100% interest in a group of properties, which consists of Amador Property in Nevada, Big Penny Bear Property in Arizona, Zulu Property in Arizona, Northern Star Property in Arizona, and the Goldstone Property in Nevada.

Pursuant to the option agreement, the Company will be required to make the following payments:

Payment	Payable On or Before

USD$5,000	Upon execution of the agreement (paid)

USD$120,000	June 25, 2024 (paid)

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

f)	Leadore Property, Idaho, USA

On April 2, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Black Mammoth Gold, to acquire a 100% interest in the Leadore Property located in Lemhi County, Idaho by making payments as follows:

Payment	Payable On or Before

USD$10,000	Upon execution of the agreement (paid)

USD$30,000	April 2, 2025 (paid)

USD$30,000	April 2, 2026

USD$30,000	April 2, 2027

g)	Adelaide Crown Property, Nevada, USA

On April 3, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in the Adelaide Crown Property located in Nevada by making payments as follows:

Payment	Payable On or Before

USD$5,000	Upon execution of the agreement (paid)

USD$10,000	April 3, 2025 (paid)

USD$10,000	April 3, 2026

Additionally, the Company will be subjected to a royalty of $2 per ton.

h)	Drum Property, Utah, USA

On April 15, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in a land package located in Millard County, Utah by making payments as follows:

Payment	Payable On or Before

USD$5,000	Upon execution of the agreement (paid)

USD$30,000	July 14, 2024 (paid)

i)	Diamond Jim Property, Nevada, USA

On April 2, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in the Diamond Jim Property located in Nevada, USA by making payments as follows:

Payment	Payable On or Before

USD$5,000	Upon execution of the agreement (paid)

USD$23,500	July 1, 2024 (paid)

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

j)	Water Canyon Property, Nevada, USA

On April 30, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in the Water Canyon Property located in Nevada, USA by making payments as follows:

Payment	Payable On or Before

USD$5,000	Upon execution of the agreement (paid)

USD$250,000	Within 90 days of a Maiden Resource declared*

* Maiden Resource defines as a 43-101 resource in the inferred or indicated categories that is declared, for the first time on the Property, after the effective date.

The Company must also complete a drilling program on or before April 30, 2027.

The property is subject to a 2.50% NSR in favour of the optionor.

k)	Christmas Property, Idaho, USA

On May 1, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Black Mammoth Gold, to acquire a 100% interest in the Christmas Property located in Lemhi County, Idaho by making payments as follows:

Payment	Payable On or Before

USD$10,000	Within 10 days upon execution of the agreement (paid)

USD$200,000	90 days from the date of a maiden 43-101 compliant inferred or indicated resources declared on the Property

USD$40,000	May 1, 2025 (paid)

USD$50,000	May 1, 2026

USD$50,000	May 1, 2027

l)	Callaghan Property, Nevada, USA

On July 17, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire 100% interest in the Callaghan Property located in Nevada by making an aggregate of USD$1,235,000 in cash payments as follows:

Payment	Payable On or Before

USD$20,000	July 27, 2024 (paid)

USD$10,000	July 17, 2025 (paid)

USD$15,000	July 17, 2026

USD$20,000	July 17, 2027

USD$20,000	July 17, 2028

USD$25,000	July 17, 2029

USD$25,000	July 17, 2030

USD$25,000	July 17, 2031

USD$25,000	July 17, 2032

USD$25,000	July 17, 2033

USD$25,000	July 17, 2034

USD$1,000,000	July 17, 2035

The property is subject to a 1.0% NSR in favour of the optionor.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

m)	Callaghan North and Charlie Property, Nevada, USA

On September 24, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in the Callaghan North Property located in Nevada by making USD$24,570 in cash payments for claims fees (paid).

The property is subject to a 1.0% NSR royalty, of which 0.25% can be repurchased prior to commercial production for USD$225,000.

On September 24, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in the Charlie Property located in Lander County as follows:

Payment	Payable On or Before

USD$5,000	Upon execution of the agreement (paid)

USD$5,000	September 24, 2025 (paid)

USD$5,000	September 24, 2026

USD$5,000	September 24, 2027

USD$150,000	90 days from the date of a maiden 43-101 compliant inferred or indicated resources declared on the Property

The property is subject to a 2.0% NSR in favour of the optionor.

n)	Raven Property, Nevada, USA

On September 24, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in the Raven Property located in Nevada by making USD$30,030 in cash payments for claims fees (paid).

Certain claims with a pre-existing 0.5% NSR royalty interest will be subject to an additional 0.5% NSR royalty while unencumbered claims will be subject to a 1.0% NSR royalty, of which 0.25% can be repurchased prior to commercial production for USD$275,000.

o)	Barbara Mine Property, Oregon, USA

On September 13, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Black Mammoth Gold, to acquire a 100% interest in the Barbara Property located in Oregon by making an aggregate of USD$30,000 in cash payments as follows:

Payment	Payable On or Before

USD$5,000	September 23, 2024 (paid)

USD$25,000	December 12, 2024 (paid)

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

p)	East Reveille Property, Nevada USA

On November 14, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in the East Reveille Property located in Nevada, USA by making payments as follows:

Payment	Payable On or Before

USD$75,000	Upon execution of the agreement (paid)

USD$75,000	Within 30 days of a Maiden Resource declared*

USD$75,000	Within one year of a Maiden Resource declared*

* Maiden Resource defines as a 43-101 resource in the inferred or indicated categories that is declared, for the first time on the Property, after the effective date.

q)	St. Elmo Property, Nevada, USA

On November 14, 2024, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in the St. Elmo Property located in Nevada by making an aggregate of USD$75,000 in cash payments as follows:

Payment	Payable On or Before

USD$5,000	10 days from the date of execution (paid)

USD$5,000	November 14, 2025 (paid)

USD$20,000	November 14, 2026

USD$45,000	November 14, 2027

Additionally, the Company must pay the BLM fees annually and reimburse USD$7,008 of BLM fees paid by the vendor during September 2024 (paid).

The property is subject to a 2.5% NSR in favour of the optionor.

r)	Coleman Canyon Property, Nevada USA

On December 31, 2024, the Company entered into mineral lease purchase agreement (the “Agreement”) with TUVERA Exploration Inc. (“TUVERA”) (formerly ARNEVUT Resources Inc.) pursuant to which TUVERA has assigned, and Antelope Creek Gold has assumed, all of the rights and obligations of TUVERA under a long-term lease (the “Lease”) of the Coleman Canyon Property located in Nevada, USA. The Lease is subject to an underlying production royalty of up to three percent (3.0%) in favour of the landlord and the 89 federal claims staked in 2024 by Black Mammoth are subject to a one percent (1.0%) production royalty in favour of TUVERA. The Company will be responsible for all costs of maintaining the property going forward.

The Leases, signed in 2010 for an initial term of 20 years, can be extended for an additional 20 years under certain conditions. The Company understands that the Lease payments are in arrears but that the Leases are still in force. There are no payments, work commitment amounts, finder’s fees or share compensation in connection with the acquisition.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

s)	Clover Property, Nevada USA

On January 8, 2025, the Company entered into an option agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire 100% interest in the Clover Property located in Nevada by making an aggregate of USD$185,000 in cash payments as follows:

Payment	Payable On or Before

USD$7,500	Upon execution of the agreement (paid)

USD$15,000	January 8, 2026

USD$30,000	January 8, 2027

USD$65,000	January 8, 2028

USD$67,500	January 8, 2029

The property is subject to a 2.50% NSR in favour of the optionor.

t)	West Reveille, Nevada USA

On January 31, 2025, the Company entered into a property acquisition agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in the West Reveille Property located in Nevada, USA by making payments as follows:

Payment	Payable On or Before

CAD$100,000	Upon execution of the agreement (paid)

CAD$25,000	First business day following commencement of a drilling program on the Property

The property is subject to a pre-existing 3.0% NSR in favour a royalty holder.

u)	Coal Canyon Property, Nevada USA

On April 4, 2025, the Company entered into an exploration lease and option to purchase agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire a 100% interest in the Coal Canyon Property located in Nevada, USA. The term of the lease is 40 years. To maintain the lease in good standing, the Company is required to make the following payments:

Payment	Payable On or Before

USD$5,000	10 days from execution of the agreement (paid)

USD$10,000	60 days from execution of the agreement (paid)

USD$15,000	April 7, 2026

USD$18,000	April 7, 2027

USD$20,000	April 7, 2028

USD$22,000	April 7, 2029

USD$25,000	April 7, 2030

USD$25,000	April 7, 2031

USD$30,000	April 7, 2032 and annually thereafter to the commencement of commercial production

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

u)	Coal Canyon Property, Nevada USA (continued)

The Company has the option to acquire a 100% interest in the property at any time, subject to the GSR, for $500,000. Any lease payments made prior to exercising the option to acquire the property will be applied against the purchase price.

The property is subject to a 1.2% gross returns royalty (“GSR”) in favour of the optionor, whereby 0.2% can be repurchased by the Company for US$200,000 any time prior to the commencement of commercial production.

There are no work commitment amounts, finder’s fees or share compensation in connection with the lease agreement.

v)	Other properties staking, Nevada, Arizona and New Mexico, USA

i)

On February 20, 2025, the Company entered into a finder’s fee agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire assistance in staking a group of properties located in in Nevada, Arizona and New Mexico.

Pursuant to finder’s fee agreement, the Company has agreed to make a cash payment of USD$60,000, of which half of the amount (USD$30,000 - paid) is payable upon completion of the staking of the properties, and the remaining half (USD$30,000) is payable upon completing an in-person visit to the properties.

The Company will also have an option to acquire a separate property, Pilgrim Tailing, in consideration of the following:

Payment	Payable On or Before

USD$5,000	Upon completion of the staking of the group of properties mentioned above (subsequently paid)

USD$25,000	February 20, 2026

ii)

On June 2, 2025, the Company entered into a finder’s fee agreement through its wholly owned subsidiary, Antelope Creek Gold, to acquire assistance in staking a group of properties located in in Nevada, Arizona and Utah.

Pursuant to finder’s fee agreement, the Company has agreed to make a cash payment of USD$90,000, of which half of the amount (USD$45,000 - paid) is payable upon completion of the staking of the properties, and the remaining half (USD$45,000) is payable upon completing an in-person visit to the properties. The Company also paid USD$15,000 of finder’s staking fee.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

9.	SHARE CAPITAL

a)	Authorized

Unlimited common shares without par value

b)	Issued and Outstanding

During the period ended June 30, 2025, the Company:

•	issued 4,867,500 common shares pursuant to the exercise of warrants for gross proceeds of $2,367,250.

•	issued 42,000 common shares pursuant to exercise of options for gross proceeds of $12,544, and accordingly, relocated $3,724 from reserves to share capital.

During the year ended December 31, 2024, the Company:

•

issued 4,600,000 units pursuant to a private placement financing, for gross proceeds of $3,220,000. Each unit contained one common share and one-half common share purchase warrant, with each purchase warrant exercisable into one common share for a period of two years at an exercise price of $1.10. In connection with the private placement, the Company paid finder’s fees of $50,400 and issued 72,000 finder’s warrants (valued at $49,400) exercisable for a period of two years at an exercise price of $1.10.

•

issued 2,300,000 units pursuant to the first tranche of a private placement financing, for gross proceeds of $276,000. Each unit contained one common share and one common share purchase warrant, with each purchase warrant exercisable into one common share for a period of three years at an exercise price of $0.20. Of the proceeds received, $40,000 was recorded in subscriptions received in advance as at December 31, 2023.

•

issued 2,200,000 units pursuant to the second and final tranche of a private placement financing, for gross proceeds of $264,000. Each unit contained one common share and one common share purchase warrant, with each purchase warrant exercisable into one common share for a period of three years at an exercise price of $0.20.

•	issued 635,000 common shares pursuant to exercise of warrants for gross proceeds of $95,250.

•	issued 94,500 common shares pursuant to exercise of options for gross proceeds of $19,845, and accordingly, relocated $8,380 from reserves to share capital.

•	closed a debt settlement of $148,800 by issuing 1,240,000 common shares valued at $161,200, which resulted a loss of $12,400 (Note 10).

•

issued 5,600,000 units pursuant to a private placement financing, for gross proceeds of $2,800,000. Each unit contained one common share and one-half common share purchase warrant, with each purchase warrant exercisable into one common share for a period of two years at an exercise price of $0.75.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

9.	SHARE CAPITAL (Continued)

c)	Stock Options

The Company has a stock option plan whereby it is authorized to grant options to directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company at prices to be determined and for a term not in excess of five years. Stock options granted to consultants conducting investor relations activities vest in accordance with TSX regulations. Unless otherwise stated, share purchase options vest when granted.

During the period ended June 30, 2025 the Company granted no stock options.

During the year ended December 31, 2024, the Company:

•

granted 297,000 incentive stock options to directors and a consultant of the Company, exercisable at a price of $0.12 and having an expiry date of January 19, 2029. The options will vest 30% after year one, 30% after year two, and 40% after year three.

•

granted 1,120,000 incentive stock options to directors and consultants of the Company, exercisable at a price of $0.60 and having an expiry date of May 21, 2029. The options will vest 30% after year one, 30% after year two, and 40% after year three.

As at June 30, 2025, the following options were outstanding for the purchase of common shares.

Expiry date	Exercise price	Number of options outstanding	Exercisable
April 25, 2027	$0.21	1,153,500	637,500
January 19, 2029	$0.12	297,000	89,100
May 21, 2029	$0.60	1,120,000*	336,000
		2,570,500	1,062,600
*	18,000 OPTIONS ARE SUBSEQUENTLY EXERCISED.

Summaries of changes in stock options are presented below:

	FOR THE PERIOD ENDED JUNE 30, 2025		FOR THE YEAR ENDED DECEMBER 31, 2024
	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE

Balance, beginning of period/year	2,612,500	$0.37	1,290,000	$0.21

Granted	-	-	1,417,000	0.50
Exercised	(42,000)	0.21	(94,500)	0.21

Balance, end of period/ year	2,570,500	$0.37	2,612,500	$0.37

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

9.	SHARE CAPITAL (Continued)

c)	Stock Options (Continued)

The weighted-average remaining contractual life of the options at June 30, 2025 was 2.92 years (December 31, 2024 - 3.40 years).

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted:

	June 30, 2025	December 31, 2024

Risk-free interest rate	-	3.62%
Exercise price	-	$0.50
Expected life of options	-	5 years
Expected annualized volatility	-	158.34%
Expected dividend rate	-	-

Volatility is determined based on historical stock prices.

d)	Share Purchase Warrants

As at June 30, 2025, following share purchase warrants were outstanding.

Expiry date	Exercise price	Number of warrants outstanding	Exercisable

April 19, 2026(i)	$0.15	1,535,000	1,535,000
May 16, 2026	$0.75	1,800,000	1,800,000
October 25, 2026	$1.10	1,252,500	1,252,500
October 25, 2026	$1.10	72,000(ii)	72,000
February 22, 2027	$0.20	1,460,000	1,460,000
March 15, 2027	$0.20	2,200,000	2,200,000
August 18, 2027	$0.15	350,000	350,000
		8,669,500	8,669,500
(i)	extended to April 19, 2026 from April 19, 2024.
(ii)	7,200 share purchase warrants exercised subsequent to June 30, 2025.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

9.	SHARE CAPITAL (Continued)

d)	Share Purchase Warrants (Continued)

Summaries of changes in share purchase warrants are presented below:

	FOR THE PERIOD ENDED JUNE 30, 2025		FOR THE YEAR ENDED DECEMBER 31, 2024
	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE

Balance, beginning of period/year	13,537,000	$0.46	4,500,000	$0.15

Granted	-	-	9,672,000	0.58
Exercised	(4,867,500)	0.21	(635,000)	0.15

Balance, end of period/year	8,669,500	$0.44	13,537,000	$0.46

10.	RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

The following transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties. All amounts owing are non-interest bearing, with no specific repayment terms and are unsecured, unless otherwise specified.

a)	Amounts owing to related parties:

•	$79,883 (December 31, 2024 – payable to $148,508) was prepaid to an officer of the Company for consulting fees and expenses paid on behalf of the Company;
•	$82,077 (USD$60,000) (December 31, 2024 - $86,301 (USD$60,000)) payable to IDA (see Note 8 b); and

During the year ended December 31, 2023, the debt deferral agreement with the officer was amended whereby the amount payable to him of $Nil (December 31, 2024 - $148,508) has been deferred until May 31, 2025. The debt is fully repaid during the period ended June 30, 2025. Concurrently, the extension agreement with IDA was amended whereby the amount payable to IDA has been deferred until May 31, 2026.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

10.	RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION (Continued)

b)	Transactions with related parties

During the periods ended June 30, 2025 and 2024, the following amounts were paid and/or accrued to officers and directors of the Company:

	For the period ended June 30,
	2025	2024
Key management compensation
Management fees – operating	$18,644	$37,937
Consulting fees – exploration and evaluation	$40,000	$13,500
Share-based compensation	$63,524	$9,388

Effective November 1, 2024, the annual fees paid to the CEO of the Company were increased from $60,000 to $100,000 pursuant to a consulting agreement that renews on an annual basis.

During the year ended December 31, 2024, the Company settled $114,000 owed to the CEO by issuing 950,000 common shares valued at $123,500, which resulted in a loss of $9,500.

During the year ended December 31, 2024, $687 of interest was paid to an officer of the Company as compensation for borrowing costs incurred for advances to the Company since May 1, 2022.

During the year ended December 31, 2024, the Company completed the acquisition of IDA Mining Corporation by entering into a share purchase agreement to acquire all of the issued and outstanding shares of IDA Mining with the CEO and a director of the Company (Note 7).

11.	CAPITAL MANAGEMENT

When managing capital, the Company’s objective is to ensure the Company continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to manage its capital.

The properties in which the Company currently has interests are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management considers its approach to capital management to be appropriate given the relative size of the Company. There were no changes in the Company’s approach to capital management during the period.

12.	FINANCIAL INSTRUMENTS

Fair Value

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 –	Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 –

Applies to assets or liabilities for which there are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly such as quoted prices for similar assets or liabilities in active markets or indirectly such as quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions.

Level 3 –	Applies to assets or liabilities for which there are unobservable market data.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

12.	FINANCIAL INSTRUMENTS (Continued)

The following table provides the fair value measures by level of valuation assumptions used:

	FAIR VALUE	AS AT JUNE 30, 2025		AS AT DECEMBER 31, 2024
	INPUT	CARRYING	ESTIMATED	CARRYING	ESTIMATED
	LEVEL	AMOUNT	FAIR VALUE	AMOUNT	FAIR VALUE

Financial Assets:
Cash	1	$2,912,925	$2,912,925	$3,399,917	$3,399,917
Reclamation bond		$69,543	$69,543	$53,490	$53,490

Financial Liabilities:
Accounts payable and accrued liabilities		$114,302	$114,302	$78,227	$78,227
Due to related parties		$82,077	$82,077	$234,809	$234,809

Risk management is carried out by the Company’s management team with guidance from the Board of Directors. The Company’s risk exposures and their impact on the Company’s financial instruments are summarized below:

a)	Credit Risk

The Company’s credit risk is primarily attributable to cash. Cash is held with one reputable Canadian chartered bank which is closely monitored by management. Management believes that the credit risk concentration with respect to cash is minimal.

b)	Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2025, the Company had current liabilities of $114,302 (December 31, 2024 - $78,227). All of the Company’s liabilities are subject to normal trade terms. See Notes 10 and 14.

c)	Market Risk

i)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not currently have any variable interest rate assets or liabilities. Interest rate risk is assessed as low.

ii)	Commodity Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. To mitigate price risk, the Company closely monitors commodity prices of precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

12.	FINANCIAL INSTRUMENTS (Continued)

iii)	Foreign Currency Risk

The Company’s functional currency and the reporting currency is the Canadian dollar (“CDN$”). Periodically the Company incurs charges on its operations for settlement in currencies other than its functional currency and any gain or loss arising on such transactions is recorded in operations for the year.

As at June 30, 2025, a 10% change in the USD relative to the CDN$ does not have a significant impact on net loss for the year. Any unrealized translation adjustments arising at year end are included in operating loss for the year.

13.	SEGMENTED INFORMATION

The Company operates in one business segment, mineral exploration. Its resource properties are located in the United States.

14.	DEBT DEFERRAL AGREEMENTS

The Company had a debt deferral agreement with a creditor deferring payment of $35,583 until June 30, 2025. This balance was non-interest bearing, with no specific terms of repayment and was unsecured. The balance was paid during the year ended December 31, 2024.

During the year ended December 31, 2023, the debt deferral agreement with the officer was amended whereby the amount payable to him of $Nil (December 31, 2024 - $148,508) has been deferred until May 31, 2025. The debt is fully repaid during the period ended June 30, 2025. Concurrently, the extension agreement with IDA was amended whereby the amount payable to IDA $82,077 (USD$60,000) (December 31, 2024 - $86,301 (USD$60,000)) has been deferred until May 31, 2026.

15.	LOAN PAYABLE

During the year ended December 31, 2020, the Company received a CEBA loan of $40,000 to provide emergency support for its business due to the impact of COVID-19. In October 2022, the Company received notice from its bank that it did not meet the eligibility criteria for the CEBA loan; is not eligible to receive loan forgiveness of up to 25% ($10,000); is in default under the loan agreement and is required to pay the outstanding balance in full by December 31, 2023. The loan will continue to be interest free until December 31, 2023. Accrual of interest on any unpaid balance will commence on January 1, 2024.

The loan was fully repaid on January 5, 2024.

16.	SUBSEQUENT EVENTS

Subsequent to the period ended June 30, 2025, the Company:

i)	issued 18,000 common shares pursuant to the exercise of options for gross proceeds of $10,800.

ii)	issued 7,200 common shares pursuant to the exercise of warrants for gross proceeds of $7,920.

BLACK MAMMOTH METALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

16.	SUBSEQUENT EVENTS (Continued)

iii)	entered into an exploration lease and option agreement through its wholly owned subsidiary, Antelope Creek Gold, to explore and acquire a 100% interest in the Bellwether Project located in New Mexico.

The lease term is 40 years, of which the Company can enter on and use the property to explore and develop minerals by making the following lease payments:

Payment	Payable On or Before

USD$10,000	10 days from the date of execution (paid)

USD$5,000	Each August 25 thereafter until the commencement of commercial production of minerals from the property.

The Company also has the right to acquire 100% interest of the property by making a lump-sum payment of US$300,000, which is independent of the lease payments.

The property is subject to a 1.25% NSR in favour of the optionor, of which 0.5% can be repurchased prior to commercial production for USD$500,000.